Exhibit 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Nine Months Ended September 30, 2013
Earnings
Income from continuing operations before provision for income taxes	$233,636
Income from equity investees	(36,375)
Distributed income from equity investees	50,838
Interest and amortization of deferred finance costs	465,735
Amortization of capitalized interest	3,985
Implicit rental interest expense	53,755

Total Earnings	$771,574

Fixed Charges
Interest and amortization of deferred finance costs	$465,735
Capitalized interest	8,310
Implicit rental interest expense	53,755

Total Fixed Charges	$527,800

Ratio of Earnings to Fixed Charges	1.46	x